 Exhibit 99.66

October 26, 2020

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services
Division, Office of the Attorney General (Prince Edward Island)

Dear Sirs:

Re:	Enthusiast Gaming Holdings Inc. Notice of Change of Auditor Pursuant to National Instrument NI 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Corporation’s Notice of Change of Auditor (“the Notice”) October 23, 2020. Based on our information as of this date, we agree with the Statements #1, #4 and #5 contained in the Notice. We have no basis to agree or disagree with Statements #2 and #3 contained in the Notice.

Yours truly,

Ahlan Veerasamy, CPA ,CA
Partner, Assurance Services